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                                                           Exhibit 21

                  Subsidiaries of Casey's General Stores, Inc.





1.      Casey's Marketing Company, an Iowa corporation.

2.      Casey's Services Company, an Iowa corporation.


          Both of such subsidiaries are wholly-owned by Casey's General Stores, Inc. and do business under the above names. Stores operated by Casey's Marketing Company do business under the name "Casey's General Store."